EXHIBIT 3.1

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.	The name of the corporation is Renovaro Inc.

2.	The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered First so that, as amended, said Article shall be and read as follows:
The name of the corporation is Lunai Bioworks, Inc.

3.	That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By:
Authorized Officer

Name:	Nathen Fuentes
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